NAME OF REGISTRANT:
Franklin Tax-Free Trust
File No. 811-4149

EXHIBIT - Item 77M:  Mergers


Pursuant to a Plan of Reorganization made by the Registrant on behalf its series Franklin Michigan Tax-Free Income Fund ("Income Fund") and Franklin Michigan Insured Tax-Free Fund ("Insured Fund"), the Insured Fund series of the Registrant acquired all of the assets the Income Fund series of the Registrant on August 26, 1999, in exchange solely for shares of beneficial interest of the Insured Fund and the distribution, pursuant to the Plan of Reorganization, of Insured Fund shares of beneficial interest to the shareholders of Income Fund.